October 31, 2006

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	NYMEX Holdings, Inc. Amendment No. 4 to Registration Statement on Form S-1 (File No. 333-135800) Originally Filed on July 17, 2006 (the “Registration Statement”)

Dear Mr. Dundas:

On behalf of our client, NYMEX Holdings, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Amendment No. 4 has been marked to show changes from Amendment No. 3 to the Registration Statement, filed with the Commission on October 18, 2006. The changes in Amendment No. 4 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated October 26, 2006 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 4.

General Comments on the Amended Registration Statement

1. Please make conforming changes to both registration statements.

We will make conforming changes to both registrations statements, as per the Staff’s comment.

2. We note your disclosure that you rely extensively upon Chicago Mercantile Exchange for your electronic trading platform. We note also that you compete with the Chicago Board of Trade on a significant number of contracts. Please revise your document to discuss the impact of the Chicago Mercantile Exchange’s acquisition of CBOT.

The disclosure has been revised on pages 2, 18, 98, and 102 to discuss the impact of the Chicago Mercantile Exchange’s acquisition of CBOT, as per the Staff’s comment.

Consolidated Statements of Income, page F-4

3. We note your response to comment 4 from our September 26, 2006 letter. We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

We acknowledge your acceptance of the reasoning set forth in our response to comment 4 of the Staff’s the letter dated September 26, 2006 and the Company will continue to monitor its disclosure going forward with regards to the guidance set forth in Article 5 of Regulation S-X.

Other Revenues, page F-11

4. We note your response and revised disclosure to comment 6 from our September 26, 2006 letter. Please revise your disclosure to more specifically state that compliance fines are recognized on a cash basis since collectibility is not reasonably assured.

The Registration Statement has been revised on page F-11 to discuss the fact that the collection of compliance fines is not reasonably assured, as per the Staff’s comment.

Note 8. Cumulative Redeemable Convertible Preferred Stock, page F-47

5. We note your response to comment 18 from our August 11, 2006 comment letter. It appears the value of your common stock has increase significantly from March 14, 2006, the date of the General Atlantic transaction. We note the conversion price in the preferred stock issued to General Atlantic was $19.61 and the current initial public offering price of between $48.00 and $52.00. Please provide us with a time line of company and industry specific events that supports the increase in fair value of your common stock based on company specific milestones or other economic events. The time line should start with the conversion price of $19.61 and culminate in the current offering price range. Please highlight any sales of common stock for cash to unrelated parties during that time.

While we recognize that valuations necessarily involve an element of subjective business judgment, based on the analysis below, we respectfully submit that the determinations of the fair market value of the Company’s common stock by the Board of Directors of the Company (the “Board”) during the period from August 2005 through October 26, 2006 (the “Applicable Period”) were reasonable and supported by objectively verifiable data.

The Board’s valuations are supported by the following points:

•	a negotiated sale of Company securities in a process that involved competing third parties, at a valuation supported by the Company’s peer group valuation multiples at the time;

•	substantial growth in the Company’s total revenues and earnings throughout the Applicable Period;

•	the lack of an active trading market for the Company’s capital stock combined with no guarantee of an eventual initial public offering (“IPO”); and

•	an increase in public equity market valuation multiples for the “peer” group of comparable companies during the Applicable Period.

I. CHRONOLOGICAL ANALYSIS OF FAIR VALUE DETERMINATIONS

As set forth in the Company’s definitive proxy statement filed with the Commission on February 10, 2006, the Company engaged in an extensive competitive process that resulted in the execution of a purchase agreement (the “Purchase Agreement”) between the Company and General Atlantic for an aggregate purchase price of $160 million (the “GA Transaction”), providing a valuation of the Company of $1.6 billion at the time. The process occurred as follows:

•	At a Board meeting held on September 20, 2005, each of Blackstone/Battery and General Atlantic submitted proposed final term sheets to the Board, each of which valued the Company’s equity at $1.35 billion post-investment, without giving effect to the value of the separate Class A memberships. The $1.35 billion equity valuation was an approximately 46% increase from the equity valuation first proposed at the beginning of the process;

•	On September 20, 2005, the Company signed a non-binding letter of intent with General Atlantic by which General Atlantic would invest $135 million for a 10% equity stake in the Company. The GA Transaction initially valued the Company’s equity at $1.35 billion, without giving effect to the value of the separate Class A memberships that existed at the time;

•	In November 2005, NYMEX and General Atlantic executed a binding Purchase Agreement relating to the GA Transaction; and

•	On February 10, 2006, the Company and General Atlantic entered into an amendment to the Purchase Agreement to, among other things, increase the aggregate purchase price from $135 million to $160 million, thereby valuing the Company’s equity at $1.6 billion. Additionally General Atlantic agreed to pay an additional $10 million (thereby paying $170 million, in the aggregate, at an adjusted valuation of $1.7 billion) if the Company completed an IPO before the end of calendar year 2006 and at a valuation of at least $2.0 billion. The stockholders of the Company overwhelmingly approved the transaction.

II. ANALYSIS OF FAIR VALUE

The valuations of the Company made in connection with the GA Transaction were supported by analysis of comparables presented to the Company by its financial advisors at the time. We note that even though the GA Transaction was a private equity transaction negotiated by a Company with no public market for its stock and with no guarantee of an eventual IPO as a liquidity event for the purchaser, for which a company’s valuation is generally discounted from an IPO valuation, the $1.6 billion valuation was actually within a reasonable IPO valuation range for the Company at the time. This valuation range was determined first by using the Chicago Mercantile Exchange (“CME”) as a valuation benchmark and applying two discounts to such valuation: (i) a fully distributed trading discount for a newly public company (CME at the time had produced 11 straight quarters of growth and therefore traded at a premium multiple), and (ii) a customary IPO discount of 12.5%. This valuation was also supported by the one-year forward earnings multiples of the broader publicly-traded exchange sector companies at the time, which, as a group, traded at a discount to the CME.

Since such time and during the Applicable Period, the Chicago Board of Trade (“CBOT”) and the Intercontinental Exchange (“ICE”) completed IPOs. By the time the Company’s IPO valuation range was determined, the median one-year forward earnings multiples of the originally evaluated publicly-traded exchange sector peers, had risen by 32% and the group median including CBOT and ICE, had increased by over 48% percent. The median multiple of the three closest peers, ICE, CBOT and CME, was 80% higher at the time the Company’s IPO valuation range

Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the

Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***],” and the omitted text has been filed separately with the Securities and Exchange Commission.

was set than was the median of the broad peer group at the time of the valuation in 2005. It is also noteworthy that the valuation range for the 2006 IPO price used a more conservative 15% IPO discount rather than the 12.5% discount that was used in the IPO valuation conducted in 2005. Additionally, the fully distributed discount to the CME’s one-year forward multiple was very similar in both analyses.

In addition to the significant increase in market multiples, the Company’s revenues and net income have increased more significantly than originally expected during the Applicable Period. This is a result of a significant increase in futures market activity resulting from heightened volatility of energy and metals prices, among other factors.

Moreover, during the Applicable Period, several significant transactions were announced that continue to place increased investor focus on the exchange sector. On September 14, 2006, ICE and the New York Board of Trade (“NYBOT”) entered into a merger agreement pursuant to which the parties intend that NYBOT will become a wholly-owned subsidiary of ICE. On October 17, 2006, CME and CBOT announced that they had entered into a merger agreement pursuant to which CBOT will be acquired by CME. Announcements of both potential mergers have caused the multiples of the publicly-traded exchange sector peers, who are used as a basis for establishing the current range, to increase.

The company has also benefited from and is expected to enjoy greater benefits in the future from its increased electronic trading activity resulting from its agreement to utilize CME’s Globex platform, which was entered into during the relevant period. Furthermore, if the contemplated transaction with the COMEX Division is consummated, the Company’s ability to list its precious metals products on CME’s Globex platform, opening access beyond the current 772 COMEX Division Members, will likely lead to increased volume and revenues for the Company. [***Redacted***]

Lastly, we note that the Company has not sold any of shares of its capital stock, for cash or otherwise, since the GA Transaction.

The table below shows the increase in per share value during the Applicable Period.

[***Redacted***]

III. CONCLUSION

As a result of the foregoing, the Company believes that the $1.6 billion equity valuation of the Company in connection with the GA Transaction was fair and reasonable.

The IPO valuation range, although higher than the GA Transaction valuation, is a result of significant increases in both exchange sector, comparable company multiples, and the Company’s net income.

Note 11. Direct Transaction Costs, page F-49

6. We note your response to comment 8 from our September 26, 2006 letter. Please tell us why you do not believe paragraph 10 of EITF 01-9 is applicable to your incentive credits described in the first paragraph of your response. Paragraph 10 requires the “cost” of non-cash consideration, including “credits”, to be presented as an expense. Please revise your income statement for the periods presented if needed.

Paragraph 10 of EITF 01-9 states that if the consideration consists of a “free” product or service, or anything other than cash or equity instruments, the cost of the consideration should be characterized as an expense in the vendor’s income statement. However, paragraph 10 further states that the “free” item is a deliverable in the exchange transaction and not a refund or rebate of a portion of the amount charged to the customer. The credits, or rebates, that we referred to in our response of October 13, 2006 are not applied against future charges to the customer. The credits are a dollar-for-dollar reduction of the amount charged to the customer, and are, therefore, a rebate of “all” of the amount charged to the customer. Based on this, the Company does not believe that paragraph 10 of EITF 01-9 is applicable.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-3259, or Eric J. Friedman at (212) 735-2204.

Very truly yours

/s/ Michael J. Zeidel
Michael J. Zeidel

Enclosures

cc:	Christopher Bowen

Richard Kerschner